FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 25, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 3Q2006 Results”, dated October 25, 2006.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2006 Results”, dated October 25, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 25, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release
AU Optronics Reports 3Q2006 Results

Issued by: AU Optronics Corp.
Issued on: October 25, 2006

Hsinchu, Taiwan, October 25, 2006 –

Third Quarter 2006 Unaudited Consolidated Financial Highlights

•	Revenues increased 17.1% QoQ to NT$71.313 billion
•	Net income increased 236.9% QoQ to NT$613 million
•	Earnings per share (basic EPS) of NT$0.10 per common share (US$0.03 per ADS)
•	Gross margin: 8.3%
•	Operating margin: 2.9%

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 3Q2006. For the third quarter ended September 30, 2006, AUO's consolidated revenue totaled NT$71.31 billion (US$2.15 billion*), net income NT$613 million (US$19 million), and basic EPS NT$0.10 per common share (US$0.03 per ADS). For the nine months ended September 30, 2006, AUO's consolidated revenues totaled NT$198.46 billion (US$6.00 billion), net income NT$7.45 billion (US$225 million), and basic EPS NT$1.22 per common share (US$0.37 per ADS.)

     Mr. Max Cheng, Vice President and Chief Financial Officer of AUO noted that 3Q2006 panel shipments are better than the Company's guidance announced on July 25. Shipments of large-sized panels increased 24.6% to 12.6 million from 2Q, and a remarkable Y-o-Y growth of 58.4% . In the mean time, shipments of small- and medium-sized panels rose by 15.1% post 20.8 million from last quarter, up 18.3% from a year earlier. Although the ASP (average selling price) in some PC-related applications had hit rock bottom and began to rebound, the company's operation in the third quarter still experienced the drop in ASP in LCD TV panels, resulting panel ASP by square meter declined by about 12%. However, through effective increase in capacity utilization rate and component cost-down, the company’s 3Q gross margin recorded 8.3%, operating margin grew to 2.9% from 2.2% of last quarter, and maintained a stable EBITDA margin.

     Earlier this month, AUO completed its merger with Quanta Display Inc., ushering totaled capacity of the company’s G5 and G6 lines leaped to the world’s leading position. AUO will leverage its competitive advantage to not only increase the shipment volume and revenue in the next coming quarters but also assure worldwide customers with the most flexible solutions to meet their needs.

2

*Amounts converted by an exchange rate of NTD33.1:USD1 as of September 29, 2006.

#           #           #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.9%* of global market share with revenues of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -generation) fabrication facility production is scheduled for mass production in the fourth quarter of 2006. The Company currently operates two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated August 25, 2006. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 1st, 2006.

FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730 Email:yawen.hsiao@auo.com

AU Optronics Corp.
Third Quarter 2006 Results
Investor Conference

October 25, 2006

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the
United States Securities Act of 1933 and Section 21E of the United States
Securities Ex change Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of
China ( "ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics ' Annual Report on Form 20-F with respect to the year ended December
31, 2005 filed with the United States Securities and Exchange Commission.

                                                                              1

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	3Q'06[a]		2Q'06[a]		QoQ %	3Q'05[a]	
Net Sales	**71,313**	100.0%	**60,896**	100.0%	*17.1%*	**59,505**	100.0%
Cost of Goods Sold	(65,375)	(91.7%)	(55,702)	(91.5%)	*17.4%*	(50,229)	(84.4%)
Gross Profit	**5,938**	**8.3%**	**5,194**	**8.5%**	*14.3%*	**9,276**	**15.6%**
Operating Expenses	(3,862)	(5.4%)	(3,828)	(6.3%)	*0.9%*	(3,369)	(5.7%)
Operating Income	**2,075**	**2.9%**	**1,366**	**2.2%**	***51.9%***	**5,906**	**9.9%**
Net Non-operating Expense	(1,364)	(1.9%)	(1,045)	(1.7%)	*30.5%*	(86)	(0.1%)
Income before Tax	**711**	**1.0%**	**321**	**0.5%**	***121.4%***	**5,820**	**9.8%**
Income Tax Expense & Other	(99)	(0.1%)	(139)	(0.2%)	*(29.3%)*	1	0.0%
Net Income	**613**	**0.9%**	**182**	**0.3%**	***236.9%***	**5,821**	**9.8%**
Basic EPS (NT$)[b]	**0.10**		**0.03**		–	**1.00**	

Operating Income + D&A	**13,871**	**19.5%**	**12,782**	**21.0%**	***8.5%***	**14,769**	**24.8%**

Unit Shipments (MN)[c]				
Large Size Panels	**12.6**	**10.1**	***24.6%***	**8.0**
Small & Medium Size Panels	**20.8**	**18.1**	***15.1%***	**17.6**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

(b) Basic EPS were calculated based on total weighted average outstanding shares of 6,094 million shares, 6,094 million shares and 5,826 million shares respectively for 3Q'06, 2Q'06 and 3Q '05, including retroactive adjustment of stock dividend and stock bonus

(c) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q'06 [a]	2Q'06 [a]	QoQ %	3Q'05 [a]
Cash & ST Investment	29,292	21,813	34.3%	18,976
Inventory	28,168	25,618	10.0%	15,806
Short Term Debt[b]	14,928	15,038	(0.7%)	8,631
Long Term Debt	116,223	87,156	33.4%	81,696
Equity	161,460	160,679	0.5%	144,128
Total Assets	379,646	338,903	12.0%	303,815
Inventory Turnover (Days)[c]	**38**	**40**		**28**
Debt to Equity	**81.2%**	**63.6%**		**62.7%**
Net Debt to Equity	**64.2%**	**51.1%**		**50.6%**

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Annualized, calculated by dividing the average inventory into the cost of goods sold during such period, then multiplying by 365 days

4

                       Consolidated Cash Flow Highlights

Amount : NT$ Million

                              3Q'06 (a)     2Q'06 (a)     QoQ
-------------------------------------------------------------------------------
From Operating Activities    10,631         15,340       (4,709)
Net Profit                      612            180          431
Depreciation & Amortization  11,795         11,416          379
Net Change in Working
  Capital                    (4,066)         2,336       (6,401)
-------------------------------------------------------------------------------
From Investing Activities   (29,627)       (24,062)      (5,565)
Capital Expenditure         (21,801)       (23,821)       2,020
-------------------------------------------------------------------------------
From Financing Activities    26,673          4,713       21,960
Net Change in Debt           28,790          4,615       24,175

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

                     Consolidated Revenues by Application

-- Unaudited, prepared by AU O ptronics Corp. on a consolidated basis

                                                                              3

               Consolidated Large Panel Shipments & ASP by Unit

--   Unaudited, prepared by AU Optronics Corp. on a consolidated basis
--   Large size refers to panels that are 10 inches and a bove
--   Blended ASP in US dollars were translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                     Consolidated Shipments & ASP by Area

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
--   ASP per square meter in US dollars were translated from NT$ based on the noon buying rate of each respective quarter 8

                                                                              4

            Consolidated Small & Medium Panel Shipments & Revenues

-- Unaudited, prepared by AU Optronics Corp. on a consolidated basis
-- Small & Medium size refers to panels that are under 10 inches 9

                                       5

Capacity by Fab

Fab	Substrate Size (mm)	9/2006 Capacity [a]	12/2006 (F) Capacity [a]
L3A (G3.5)	610 x 720	*5,000 LTPS* *15,000 a-Si*	*20,000 LTPS*
L3B (G3.5)	610 x 720	40,000	40,000
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)[b]	625 x 750	50,000	50,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	*105,000*	*120,000*
L5D (G5.0)[b]	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)[b]	1500 x 1850	*40,000*	*60,000*
L7A (G7.5)	1950 x 2250	*2,000*	*10,000*

(a) Capacity based on monthly glass substrate input
(b) QDI's facilities, No revenue contributions to AUO on 3Q06

10

www.auo.com ir@auo.com

                                       6

     AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2006 and 2005

(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	September 30, 2006			September 30, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	833	27,562	7.3	17,389	5.7	10,172	58.5
Short-term Investment	52	1,731	0.5	1,587	0.5	144	9.1
Notes & Accounts Receivables	1,349	44,645	11.8	37,543	12.4	7,102	18.9
Inventories	851	28,168	7.4	15,806	5.2	12,362	78.2
Other Current Financial Assets	12	405	0.1	344	0.1	61	17.6
Other Current Assets	174	5,754	1.5	6,773	2.2	(1,018)	(15.0)

Total Current Assets	3,271	108,265	28.5	79,442	26.1	28,823	36.3

Long-term Investments	317	10,485	2.8	5,480	1.8	5,005	91.3

Fixed Assets	11,427	378,241	99.6	296,159	97.5	82,081	27.7
Less Accumulated Depreciation	(3,782)	(125,170)	(33.0)	(83,402)	(27.5)	(41,768)	50.1

Net Fixed Assets	7,646	253,070	66.7	212,757	70.0	40,313	18.9

Other Assets	236	7,826	2.1	6,136	2.0	1,691	27.6

Total Assets	11,470	379,646	100.0	303,815	100.0	75,832	25.0

LIABILITIES

Accounts Payable	1,746	57,801	15.2	42,614	14.0	15,187	35.6
Current Installments of Long-term Liabilities	451	14,928	3.9	8,631	2.8	6,297	73.0
Current Financial Liabilities	8	261	0.1	0	0.0	261	-
Other Current Liabilities	861	28,495	7.5	26,548	8.7	1,947	7.3

Total Current Liabilities	3,066	101,485	26.7	77,793	25.6	23,692	30.5

Long-term Borrowings	3,028	100,223	26.4	69,696	22.9	30,527	43.8
Bonds Payable	483	16,000	4.2	12,000	3.9	4,000	33.3
Non Current Financial Liabilities	11	357	0.1	0	0.0	357	-
Other Liabilities	4	122	0.0	198	0.1	(76)	(38.5)

Total Liabilities	6,592	218,187	57.5	159,687	52.6	58,500	36.6

SHAREHOLDERS' EQUITY

Common Stock	1,841	60,941	16.1	58,305	19.2	2,635	4.5
Capital Surplus	1,741	57,635	15.2	57,459	18.9	176	0.3
Retained Earnings	1,279	42,333	11.2	28,247	9.3	14,086	49.9
Cumulative Translation Adjustment	10	324	0.1	80	0.0	245	306.3
Unrealized Gain/Loss on Financial Products	(4)	(124)	(0.0)	0	0.0	(124)	-
Minority Interest	11	351	0.1	36	0.0	315	871.1

Total Stockholders' Equity	4,878	161,460	42.5	144,128	47.4	17,332	12.0

Total Liabilities & Stockholders' Equity	11,470	379,646	100.0	303,815	100.0	75,832	25.0

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amount in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.10 per US dollar as of September 30, 2006

     AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2006 and 2005 and June 30, 2006

(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	3Q 2006	3Q 2006	% of	3Q 2005	YoY	3Q 2006	3Q 2006	% of	2Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,154	71,313	100.0	59,505	19.8	2,154	71,313	100.0	60,896	17.1
Cost of Goods Sold	1,975	65,375	91.7	50,229	30.2	1,975	65,375	91.7	55,702	17.4

Gross Profit	179	5,938	8.3	9,276	(36.0)	179	5,938	8.3	5,194	14.3

Operating Expenses
SG&A	83	2,745	3.8	2,384	15.2	83	2,745	3.8	2,891	(5.0)
R&D	34	1,117	1.6	985	13.4	34	1,117	1.6	936	19.3

	117	3,862	5.4	3,369	14.6	117	3,862	5.4	3,828	0.9

Operating Income (Loss)	63	2,075	2.9	5,906	(64.9)	63	2,075	2.9	1,366	51.9

Net Non-Operating Income (Expense)	(41)	(1,364)	(1.9)	(86)	1478.8	(41)	(1,364)	(1.9)	(1,045)	30.5

Income before Income Tax	21	711	1.0	5,820	(87.8)	21	711	1.0	321	121.4

Income Tax Benefit (Expense)	(3)	(99)	(0.1)	(0)	-	(3)	(99)	(0.1)	(141)	(29.7)

Changes in Principle	0	0	0.0	0	-	0	0	0.0	(0)	-

Minority Interest in Net Loss (Income)	0	0	0.0	1	(61.2)	0	0	0.0	1	-

Net Income (loss)	19	613	0.9	5,821	(89.5)	19	613	0.9	182	236.9

Basic Earnings Per Share	0.00	0.10		1.00		0.00	0.10		0.03

Basic Earnings Per ADS(3)	0.03	1.01		10.04		0.03	1.01		0.30

Weighted Average Number of Shares Outstanding (Million)		6,094		5,826			6,094		6,094

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$33.10 per US dollar as of September 30, 2006
(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2006 and 2005

(Expressed in Millions of New Taiwan Dollars (NT D) and U.S. Dollars (USD))

	Nine Months 2006		Nine Months 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	225	7,442	4,158
Depreciation & Amortization	1,020	33,758	24,192
Provision for Inventory Devaluation	23	760	492
Investment Loss under Equity Method	38	1,250	268
Disposal Gain on Long-term Investment	(1)	(25)	(106)
Changes in Working Capital & Others	(124)	(4,107)	(2,891)

Net Cash Provided by Operating Activities	1,181	39,078	26,114

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,942)	(64,291)	(63,456)
Proceeds from Disposal of Property, Plant and Equipment	0	9	21
Increase in Long-term Equity Investments	(202)	(6,701)	(266)
Proceeds from Disposal of Long-term Investment	3	102	297
Increase in Restricted Cash in Bank	(0)	(13)	(3)
Increase in Deferred Assets and Intangible Assets	(68)	(2,257)	(3,078)
Decrease in Other Assets	1	42	672

Net Cash Used in Investing Activities	(2,209)	(73,109)	(65,813)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(6,183)
Increase in Guarantee Deposits	0	1	4
Increase in Long-term Borrowings	976	32,302	30,463
Issuance of Common Stock for Cash	0	0	15,594
Issuance of Bonds	151	5,000	6,000
Directors' and Supervisors' Remuneration	(11)	(380)	(687)
Cash Dividends	(53)	(1,749)	(5,935)
Decrease in Treasury Stock	0	0	178
Change in Minority Interest	4	129	0

Net Cash Provided by Financing Activities	1,067	35,303	39,434

Effect of Exchange Rate Change on Cash	1	27	(143)

Net Increase (Decrease) in Cash and Cash Equivalents	39	1,298	(408)

Cash and Cash Equivalents at Beginning of Period	793	26,263	17,798

Cash and Cash Equivalents at End of Period	833	27,562	17,389

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$ 33.10 per US dollar as of September 30, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
September 30, 2006 and 2005

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30, 2006			September 30, 2005		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	730	24,173	6.6	15,947	5.4	8,226	51.6
Short-term Investments	52	1,719	0.5	1,587	0.5	132	8.3
Notes & Accounts Receivable	1,354	44,818	12.2	37,521	12.8	7,297	19.4
Other Current Financial Assets	10	342	0.1	336	0.1	6	1.8
Inventories	766	25,342	6.9	13,569	4.6	11,773	86.8
Other Current Assets	169	5,578	1.5	6,706	2.3	(1,128)	(16.8)

Total Current Assets	3,081	101,971	27.9	75,665	25.8	26,306	34.8

Long-term Investments	645	21,344	5.8	11,919	4.1	9,425	79.1

Fixed Assets	10,702	354,248	96.8	279,628	95.3	74,619	26.7
Less Accumulated Depreciation	(3,577)	(118,402)	(32.4)	(79,563)	(27.1)	(38,838)	48.8

Net Fixed Assets	7,125	235,846	64.4	200,065	68.2	35,781	17.9

Other Assets	206	6,805	1.9	5,753	2.0	1,052	18.3

Total Assets	11,056	365,966	100.0	293,401	100.0	72,565	24.7

LIABILITIES

Accounts Payable	1,674	55,416	15.1	39,664	13.5	15,753	39.7
Current Installments of Long-term Liabilities	376	12,440	3.4	7,044	2.4	5,395	76.6
Current Financial Liabilities	8	260	0.1	0	0.0	260	-
Other Current Liabilities	803	26,579	7.3	25,260	8.6	1,319	5.2

Total Current Liabilities	2,861	94,696	25.9	71,968	24.5	22,727	31.6

Long-term Borrowings	2,830	93,689	25.6	65,149	22.2	28,540	43.8
Bonds Payable	483	16,000	4.4	12,000	4.1	4,000	33.3
Non Current Financial Liabilities	11	357	0.1	0	0.0	357	-
Other Long-term Liabilities	3	116	0.0	193	0.1	(77)	(39.9)

Total Liabilities	6,189	204,858	56.0	149,310	50.9	55,548	37.2

SHAREHOLDERS’ EQUITY

Common Stock	1,841	60,941	16.7	58,305	19.9	2,635	4.5
Capital Surplus	1,741	57,635	15.7	57,459	19.6	176	0.3
Retained Earnings	1,279	42,333	11.6	28,247	9.6	14,086	49.9
Cumulative Translation Adjustment	10	324	0.1	80	0.0	245	306.3
Unrealized Gain/Loss on Financial Products	(4)	(124)	0.0	0	0.0	(124)	-

Total Stockholders’ Equity	4,867	161,108	44.0	144,092	49.1	17,017	11.8

Total Liabilities & Stockholders’ Equity	11,056	365,966	100.0	293,401	100.0	72,565	24.7

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.10 per US dollar as of September 30, 2006

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2006 and 2005 and June 30, 2006

(Expressed in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	3Q 2006		% of	3Q 2005	YoY	3Q 2006		% of	2Q 2006	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	2,154	71,306	100.0	59,500	19.8	2,154	71,306	100.0	60,880	17.1
Cost of Goods Sold	2,004	66,326	93.0	50,730	30.7	2,004	66,326	93.0	56,210	18.0

Gross Profit	150	4,980	7.0	8,770	(43.2)	150	4,980	7.0	4,670	6.6

Operating Expenses
SG&A	73	2,402	3.4	2,108	14.0	73	2,402	3.4	2,563	(6.3)
R&D	33	1,103	1.5	977	12.9	33	1,103	1.5	924	19.3

	106	3,505	4.9	3,085	13.6	106	3,505	4.9	3,487	0.5

Operating Income (Loss)	45	1,475	2.1	5,685	(74.1)	45	1,475	2.1	1,183	24.6

Net Non-Operating Income (Expense)	(24)	(796)	(1.1)	136	-	(24)	(796)	(1.1)	(877)	(9.2)

Income before Income Tax	21	679	1.0	5,821	(88.3)	21	679	1.0	307	121.4

Income Tax Benefit (Expense)	(2)	(66)	(0.1)	0	-	(2)	(66)	(0.1)	(125)	(47.1)
Changes in Principle	0	0	0.0	0	-	0	0	0.0	0	-

Net Income	19	613	0.9	5,821	(89.5)	19	613	0.9	182	236.9

Retroactively adjusted:
Basic Earnings Per Share	0.00	0.10		1.00		0.00	0.10		0.03

Basic Earnings Per ADS(3)	0.03	1.01		9.99		0.03	1.01		0.30

Weighted Average Number of
Shares Outstanding (Million)		6,094		5,826			6,094		6,094

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into U.S. dollars at the exchange rate of NT$33.10 per US dollar as of September 30, 2006
(3)	1 ADR equals 10 common shares

     AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2006 and 2005

(Expressed in Millions of New Taiwan dollars (NTD) and US dollars (USD))

	Nine Months 2006		Nine Months 2005

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	225	7,445	4,162
Depreciation & Amortization	955	31,602	22,593
Provision for Inventory Devaluation	21	698	213
Investment Loss (Gain) under Equity Method	20	678	(475)
Disposal Gain on Long-term Investment	0	0	(106)
Changes in Working Capital & Others	(95)	(3,139)	(3,047)

Net Cash Provided by Operating Activities	1,126	37,284	23,341

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,777)	(58,806)	(60,764)
Proceeds from Disposal of Property, Plant and Equipment	1	44	382
Increase in Long-term Equity Investments	(301)	(9,950)	(300)
Proceeds from Disposal of Long-term Investment	0	0	297
Increase in Restricted Cash in Bank	(0)	(13)	(3)
Increase in Deferred Assets and Intangible Assets	(49)	(1,608)	(3,055)
Decrease in Other Assets	1	44	646

Net Cash Used in Investing Activities	(2,124)	(70,289)	(62,797)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0	(5,800)
Increase in Long-term Borrowings	893	29,544	29,360
Issuance of Common Stock for Cash	0	0	15,594
Issuance of Bonds	151	5,000	6,000
Directors' and Supervisors' Remuneration	(11)	(380)	(687)
Cash Dividends	(53)	(1,749)	(5,935)
Decrease in Treasury Stock	0	0	178

Net Cash Provided by Financing Activities	979	32,415	38,710

Effect of Exchange Rate Change on Cash	3	96	164

Net Increase (Decrease) in Cash and Cash Equivalents	(15)	(494)	(582)

Cash and Cash Equivalents at Beginning of Period	745	24,667	16,529

Cash and Cash Equivalents at End of Period	730	24,173	15,947

Note: (1)	Unaudited, prepared by AU Optronics Corp. based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.10 per US dollar as of September 30,2006